Exhibit(a)(5)(iii)
IVAX Completes Tender Offer for its 4.5% Convertible Senior Subordinated Notes
due 2008
Miami – January 9, 2006 — IVAX Corporation (AMEX: IVX; LSE: IVX.L; WSE: IVX) announced today that it has completed its previously announced offer to repurchase any and all of its outstanding 4.5% Convertible Senior Subordinated Notes due 2008 (the “Notes”). The exchange offer ended at 5:00 pm, Eastern time, on Friday, December 23, 2005 (the “Expiration Date”). As of the Expiration Date, $50,499,000 principal amount of the Notes, or 17.8% percent of the outstanding Notes, had been tendered in the offer. As required by the indenture governing the Notes, IVAX purchased all Notes properly tendered and not withdrawn.
IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.
Copies of this and other news releases may be obtained free of charge from IVAX’ website at www.ivax.com.
CONTACT:
David Malina
Director/Investor Relations & Corporate Communications
305.575.6043